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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13G/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           InSite Vision Incorporated
                           --------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  457660 10 8
                                 --------------
                                 (CUSIP Number)


                                 March 31, 2000
                                 --------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)

  [x] Rule 13d-1(c)

    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                SCHEDULE 13G/A

-------------------------                             -------------------------
CUSIP No. 457660 10 8                                 Page   2   of  9   Pages
-------------------------                             -------------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY).

       Pharmacia & Upjohn AB
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [ ]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
 3     SEC USE ONLY


-------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Sweden
-------------------------------------------------------------------------------
    NUMBER OF                 5      SOLE VOTING POWER
    SHARES
    BENEFICIALLY                     1,095,506
    OWNED BY            -------------------------------------------------------
    EACH                      6      SHARED VOTING POWER
    REPORTING
    PERSON                           -0-
    WITH                -------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     1,095,506
                        -------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,095,506
-------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)  [ ]

-------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.9%
-------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
-------------------------------------------------------------------------------

                                SCHEDULE 13G/A

-------------------------                             -------------------------
CUSIP No. 457660 10 8                                 Page   3   of  9   Pages
-------------------------                             -------------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY).

       Pharmacia & Upjohn Holdings B.V.
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY


-------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Netherlands
-------------------------------------------------------------------------------
    NUMBER OF                 5      SOLE VOTING POWER
    SHARES
    BENEFICIALLY                     1,095,506
    OWNED BY            -------------------------------------------------------
    EACH                      6      SHARED VOTING POWER
    REPORTING
    PERSON                           -0-
    WITH                -------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     1,095,506
                        -------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,095,506
-------------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)  [ ]

-------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.9%
-------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       OO
-------------------------------------------------------------------------------

                                SCHEDULE 13G/A

-------------------------                             -------------------------
CUSIP No. 457660 10 8                                 Page   4   of  9   Pages
-------------------------                             -------------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY).

       Pharmacia & Upjohn, Inc.
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY


-------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
    NUMBER OF                 5      SOLE VOTING POWER
    SHARES
    BENEFICIALLY                     1,095,506
    OWNED BY            -------------------------------------------------------
    EACH                      6      SHARED VOTING POWER
    REPORTING
    PERSON                           -0-
    WITH                -------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     1,095,506
                        -------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,095,506
-------------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)  [ ]

-------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.9%
-------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
-------------------------------------------------------------------------------

                                SCHEDULE 13G/A

-------------------------                             -------------------------
CUSIP No. 457660 10 8                                 Page   5   of  9   Pages
-------------------------                             -------------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY).

       Pharmacia Corporation
-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
 3     SEC USE ONLY


-------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
    NUMBER OF                 5      SOLE VOTING POWER
    SHARES
    BENEFICIALLY                     1,095,506
    OWNED BY            -------------------------------------------------------
    EACH                      6      SHARED VOTING POWER
    REPORTING
    PERSON                           -0-
    WITH                -------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER

                                     1,095,506
                        -------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,095,506
-------------------------------------------------------------------------------
 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)  [ ]

-------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.9%
-------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO, HC
-------------------------------------------------------------------------------

CUSIP Number: 457660 10 8                                           Page 6 of 9




          Pharmacia & Upjohn AB (formerly Pharmacia AB), a Swedish corporation ("P&U AB"), Pharmacia & Upjohn Holdings BV, a "check the box" entity incorporated in the Netherlands ("P&U BV") and Pharmacia & Upjohn, Inc. ("P&U Inc.", and together with P&U AB and P&U BV, the "Original Reporting Persons"), and Pharmacia Corporation (formerly Monsanto Company), a Delaware corporation ("PHA", and together with the Original Reporting Persons the "Reporting Persons") hereby amend the report on Schedule 13G (the "Original Schedule 13G") filed by the Original Reporting Persons on February 26, 1999, with respect to shares of Common Stock, par value $.01 per share, of Insite Vision Incorporated, a Delaware corporation ("Insite"), beneficially owned by them. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Original Schedule 13G.

          On December 19, 1999, P&U Inc., PHA, and MP Sub, Incorporated, a Delaware corporation and a direct wholly owned subsidiary of PHA ("MP Sub") entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"). On March 31, 2000, pursuant to the Merger Agreement, MP Sub merged (the "Merger") with and into P&U Inc. as a result of which P&U Inc. became a wholly owned subsidiary of PHA.


ITEM 2.

          Item 2 of the Original Schedule 13G is amended in its entirety as follows:

     (a). Name of Person Filing: P&U AB, P&U BV, P&U Inc. and PHA.

     (b). Address of Principal Business Office: The principal business address of P&U AB is Pharmacia & Upjohn AB, S-171 97 Stockholm, Sweden. The principal business address of P&U BV is Pharmacia & Upjohn Holdings B.V., Houttuinlaan 4, NL - 3447 GM Woerden, the Netherlands. The principal business address of each of P&U Inc. and PHA is 100 Route 206 North, Peapack, New Jersey 07977.

     (c). Citizenship: P&U AB, is a Swedish corporation, P&U BV is a "check the box" entity incorporated in the Netherlands, P&U Inc. is a Delaware corporation and PHA is a Delaware corporation.

CUSIP Number: 457660 10 8                                           Page 7 of 9



     (d). Title of Class of Securities: Common stock, par value $0.01 per share (the "Shares").

     (e). CUSIP Number: 457660 10 8



ITEM 4.  Ownership.

          Item 4 of the Original Schedule 13G is amended in its entirety as follows:

     (a). P&U AB beneficially owns 1,095,506 Shares. P&U BV, P&U Inc. and PHA may be each deemed to beneficially own 1,095,506 Shares of InSite.

     (b). The percentage interest held by each Reporting Person presented below is based on the number of Shares reported to be outstanding as of March 27, 2000 in Insite's Annual Report on Form 10-K, for the fiscal year ended December 31, 1999, filed March 30, 2000 (the "Outstanding Shares").

          P&U AB beneficially owns approximately 6.9% of the Outstanding Shares. P&U BV, P&U Inc. and PHA may be each deemed to beneficially own approximately 6.9% of the Outstanding Shares.

     (c). Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 5 above.


ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

CUSIP Number: 457660 10 8                                           Page 8 of 9

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

See Exhibit 99.2.

ITEM 10.  Certification.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP Number: 457660 10 8                                          Page 9 of 9


                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2000

                                 PHARMACIA & UPJOHN AB


                                 By: /s/ Hakan Astrom
                                    -------------------------------
                                    Name:  Hakan Astrom
                                    Title: Managing Director


                                 PHARMACIA & UPJOHN HOLDINGS B.V.


                                 By: /s/ Wim Kuiper
                                    -------------------------------
                                    Name:  Wim Kuiper
                                    Title: Director


                                 PHARMACIA & UPJOHN, INC.


                                 By: /s/ Don  W. Schmitz
                                    -------------------------------
                                    Name:  Don  W. Schmitz
                                    Title: Secretary


                                 PHARMACIA CORPORATION


                                 By: /s/ Don  W. Schmitz
                                    -------------------------------
                                    Name:  Don  W. Schmitz
                                    Title: Secretary

                                INDEX TO EXHIBITS

Exhibit No.                Exhibit

99.1 Joint Filing Statement, dated April 10, 2000, between Pharmacia & Upjohn AB, Pharmacia & Upjohn Holdings BV, Pharmacia & Upjohn, Inc. and Pharmacia Corporation

99.2                       Item 7 Information